

November 17, 2014

Via E-mail
Mary Ellen Schloth
Chief Executive Officer
Fragmented Industry Exchange Inc.
80 Mount Laurel Rd
Fairfield, CT 06824

> **Re:** **Fragmented Industry Exchange Inc.**
> **Form 8-K**
> **Filed October 21, 2014**
> **File No. 333-194748**

Dear Ms. Schloth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure in your Form 10-Q filed October 14, 2014 that you are a development stage company that has limited operations, cash assets of $192, and no revenues for the six months ended June 30, 2014. Accordingly, you appear to be a "shell company" as defined by Rule 405 of the Securities Act.

    We further note from the disclosure in the above-referenced Form 8-K that you entered into a purchase agreement pursuant to which you acquired Hotapps International Pte. Ltd. in exchange for 19% of your outstanding common stock and preferred stock which, upon conversion to common stock, will grant Singapore eDevelopment Limited 94% of your outstanding common stock. We also note that you have changed your name to HotApp International, Inc.

Item 2.01(f) of Form 8-K states that a shell company that reports the completion of the acquisition of a significant amount of assets is required to disclose the information that would be required if it was filing a registration statement on Form 10. Accordingly, please amend the Form 8-K to provide the disclosure required by Item 2.01(f) of Form 8-K.

2.   Item 9.01(c) of Form 8-K states that the financial statements and pro forma financial information required under the item must be filed in the initial report if the registrant was a shell company prior to the transaction being disclosed in answer to Item 2.01 of Form 8-K. Please amend your Form 8-K to provide the required financial statements of the business acquired and pro forma financial information, in accordance with Item 9.01(a) and (b) of Form 8-K.

3.   Please clarify how you intend to account for your acquisition of Hotapps International Pte. Ltd pursuant to the guidance outlined within Topic 805 of the Financial Accounting Standards Codification (ASC). Your response should provide a comprehensive analysis of how you determined the accounting acquirer and the facts and circumstances that support your conclusion. Reference is made to paragraphs 805-10-55-10 to 15 of the ASC. Specifically within your response please address the impact the variable nature of the common stock holdings (i.e. initial 19% ownership with potential to 94% ownership upon conversion of all preferred stock) that Singapore eDevelopment Limited may obtain had on your assessment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron at (202) 551-3439 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel